File No. 812-[            ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION

FROM SECTION 23(a)(1) OF THE 1940 ACT

KOHLBERG KRAVIS ROBERTS & CO. L.P.

KKR KREST FUND INC.

9 West 57th Street, Suite 4200

New York, NY 10019

Please direct all communications regarding this Application to:

Jason Carss, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

With a copy to:

Rajib Chanda, Esq.

Benjamin Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

This Application (including Exhibits) contains 16 pages.

As filed with the Securities and Exchange Commission on February 19, 2020

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Kohlberg Kravis Roberts & Co. L.P. KKR KREST Fund Inc. File No. 812-[ ]	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 23(a)(1) OF THE 1940 ACT

I.	INTRODUCTION

Kohlberg Kravis Roberts & Co. L.P. (the “Adviser”)1 and KKR KREST Fund Inc., an entity that plans to register as a closed-end investment company, (the “Fund” and together with the Adviser, the “Applicants”),2 hereby file this application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Section 23(a)(1) of the 1940 Act.

Applicants seek an order of the Commission under Section 6(c) of the 1940 Act, granting an exemption from Section 23(a)(1) of the 1940 Act to the extent necessary to allow the Fund to pay the Adviser base management and incentive fees in shares of its common stock (the “Shares”) pursuant to the terms and subject to the conditions of the Fund’s investment advisory agreement with the Adviser (the “Advisory Agreement”) in lieu of paying the Adviser an equivalent amount of such fees in cash.

II.	BACKGROUND

A.	The Applicants

1.	The Adviser

Kohlberg Kravis Roberts & Co. L.P. is a Delaware limited partnership and registered as an investment adviser under the Advisers Act. The Adviser or an investment adviser that is under common control with the Adviser and registered as an investment adviser under the Advisers Act will serve as the investment adviser to the Fund pursuant to the Advisory Agreement. Subject to the overall supervision of the Board (as defined below), the Adviser will manage the day-to-day operations of, and provide investment advisory services to, the Fund.

2.	The Fund

KKR KREST Fund Inc. is a Maryland corporation that will operate as an externally-managed, unlisted closed-end management investment company and will be registered as such under the 1940 Act. The Fund will be managed by an investment adviser that is under common control with the Adviser. The Fund intends to file a registration statement with the Commission on Form N-2 under the 1940 Act and the Securities Act of 1933 that will be effective prior to the Applicants relying on the Order.

[1]

As used herein, the term “Adviser” means (i) the Adviser or its successors and (ii) any investment adviser that controls, is controlled by or is under common control with the Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

[2]

As used herein, the term “Fund” includes any existing or future type of business organization operating as a registered closed-end investment company or business development company for which the Adviser act as investment adviser. Each person that currently intends to rely on the requested order is named as an Applicant. Any person that relies on the order in the future will do so only in accordance with the terms and conditions contained in this Application.

Page 1 of 14 Sequentially Numbered Pages (including exhibits)

The initial Fund will continuously offer its Shares and expects to offer periodic liquidity with respect to its Shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934.3 The initial Fund expects to invest primarily in illiquid assets. The initial Fund intends to offer multiple classes of Shares with varying sales and asset based service and/or distribution fees and impose early withdrawal charges pursuant to separate exemptive relief from the Commission that will be sought by the Fund or an affiliate of the Fund.

The Fund will have at least a three member board of directors (the “Board”), of which a majority of the members are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”). The Fund’s business and affairs will be managed under the direction of the Board, which will supervise the conduct of the Fund’s affairs and the Adviser’s overall management of the Fund.

III.	REQUEST FOR EXEMPTIVE RELIEF

The Applicants seek an exemption from the provisions of Section 23(a)(1) pursuant to Section 6(c) to permit the Adviser to elect to receive some or all of its base management and incentive fees in Shares pursuant to the terms and subject to the conditions of the Advisory Agreement. The Applicants believe that the requested relief meets the standards of Section 6(c).

IV.	OVERVIEW OF THE ARRANGEMENT

Under the Advisory Agreement, the initial Fund will pay the Adviser a base management fee and income-based incentive fee. The base management fee will be equal to a percentage of the initial Fund’s net asset value (“NAV”) and payable quarterly in arrears. The income-based incentive fee will be equal to a percentage of the initial Fund’s income as measured using an income-based measure, subject to a hurdle rate with a “catch-up,” and payable quarterly in arrears. Under the Advisory Agreement and subject to Board approval on an annual basis, the Adviser may elect to receive its base management fee and income-based incentive fee for such quarter in cash, an equivalent amount of Shares or any combination of cash and Shares. On an annual basis, the Independent Directors will review the Fund’s policy allowing for payment of management and incentive fees in Shares and confirm that such policy remains in the best interests of the Fund and its shareholders. In reviewing the Fund’s policy, the Independent Directors will consider the potential impact of the policy on the Fund’s earnings and NAV per Share. If the Independent Directors approve the policy for any one-year period, at the beginning of each calendar quarter, the Adviser will elect to receive its base management fee and income-based incentive fee for such quarter in cash and/or in Shares. In making an election to receive its fees in Shares and/or cash, the Adviser will consider the best interests of the Fund and its shareholders.

Any Shares issued as compensation to the Adviser will be determined based on the dollar amount of fees owed as calculated in accordance with the Advisory Agreement, divided by the Fund’s then-current NAV per Share at the time of issuance. As a result, the Adviser will not acquire Shares at less than NAV per Share. The Adviser will receive a class of Shares that is available for purchase by third-party investors and any Shares issued to the Adviser will be issued at the same price per Share available to other investors in the Fund at the time of issuance. Shares will only be issued to the Adviser on days when the Fund has determined its NAV in accordance with Section 23(b) of the 1940 Act.

Any Shares received by the Adviser in lieu of a cash management or incentive fee will have the same rights and obligations as Shares of the same class issued to other investors in the Fund. The Adviser will be subject to the same fees and expenses applicable to the Fund’s other shareholders in the relevant class and will not receive preferential voting, dividend or liquidity rights with respect to its Shares. The Shares held by the Adviser will have the same opportunity to participate in the Fund’s periodic tender or repurchase offers available to the

[3]	Other Funds that rely on the order in the future may offer periodic liquidity in compliance with Rule 23c-3 under the 1940 Act, or be listed on a national securities exchange.

Page 2 of 14 Sequentially Numbered Pages (including exhibits)

Fund’s other shareholders. The Adviser will vote any Shares received in lieu of a cash management or incentive fee payment in the same proportion as the vote of all other shareholders that are not affiliates of the Adviser for so long as the Adviser serves as the investment adviser to the Fund. Additionally, in an effort to create further alignment of the Adviser’s interests with the long-term interests of the Fund’s shareholders, the Adviser will publicly disclose its intention not to sell any Shares received in lieu of a cash management or incentive fee payment for at least 12 months from the date of issuance.

Under the Advisory Agreement, the Adviser may assign its right to receive any Shares issued for a management or incentive fee payment to an entity it controls, is controlled by or with which it is under common control (a “control affiliate”). Any Shares issued to a control affiliate of the Adviser in lieu of a cash management or incentive fee payment will be subject to the same conditions of the requested relief as if the Shares were issued to and held by the Adviser directly.

V.	LEGAL ANALYSIS

A.	Applicable Law

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 23(a)(1) of the 1940 Act prohibits a registered closed-end investment company from issuing any of its securities in exchange for services provided to the investment company.4

Section 23(a)(1) of the 1940 Act was enacted in 1940 in response to a then-common practice of funds paying insiders a definite number of shares of the fund at a future date for their services (rather than assigning a fixed dollar value to the services).5 Under this construct, if the value of the fund’s shares appreciated by the time the shares were payable by the fund, the compensation paid to the insiders exceeded the original cash value of the services provided. As a result, the fund treated insiders on a basis more favorable than other shareholders by allowing them to acquire fund shares at less than the net asset value of the shares. The insiders received a “windfall” that diluted the value of the shares held by other shareholders.

B.	Rationale for Relief

1.	The Requested Relief is Necessary or Appropriate in the Public Interest.

Applicants believe the requested relief is appropriate and in the interest of the Fund’s shareholders because when the Adviser elects to receive its fees in Shares it would increase assets available for investment purposes and create better alignment of interests between the Fund and the Adviser. In making an election to receive its fees in Shares and/or cash, the Adviser will consider the best interests of the Fund and its shareholders. Absent the requested relief, the Fund would be required to hold a greater amount of investable assets in cash for payment of management and incentive fees or could at times be forced to liquidate assets in its portfolio at unfavorable times or unfavorable prices to pay such fees in cash, which could be particularly problematic for the initial Fund because it intends to invest primarily in illiquid assets.

Applicants assert that the requested relief further aligns the interests of the Adviser with those of the Fund’s shareholders. NAV-based management fees and income-based incentive fees that are paid in cash create an initial alignment of interests between the Adviser and the Fund’s shareholders. If management and incentive fees are paid in Shares, shareholders further benefit from an additional increased economic incentive for the Adviser to act in their long-term interests.

[4]	Section 22(g) of the 1940 Act provides a parallel prohibition for registered open-end investment companies.
[5]

Investment Trusts and Investment Companies: Hearings on H.R. 10065 Before the House Subcomm, on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 109 (1940) (statement of David Schenker, Chief Counsel, Investment Trust Study, SEC).

Page 3 of 14 Sequentially Numbered Pages (including exhibits)

As noted in Interpretive Matters Concerning Independent Directors of Investment Companies, when a fixed dollar amount is assigned to the services provided to a fund, payment in fund shares is functionally equivalent to payment in cash.6 The requested relief, however, has the added benefit of allowing the Fund to hold more of its assets in investments rather than needing to hold cash or liquidate investments (at potentially unfavorable prices) in order to pay management or incentive fees in cash. For payment periods where the Adviser elects to be paid in Shares, the advance notice provided by the Adviser’s election will allow the Fund to deploy the cash that would otherwise need to be held for payment of management or incentive fees, reducing cash “drag” and opportunity costs for the Fund.

If the requested relief is not granted, the Adviser could lawfully achieve the same alignment of interests by using its own available cash to purchase Shares. The requested relief achieves the same outcome (alignment of interests achieved by ownership of Shares by the Adviser) without the added step and resulting transaction and opportunity costs for the Fund stemming from paying the Adviser in cash.

2.	The Requested Relief is Consistent with the Protection of Investors.

Applicants assert that the type of self-dealing that Section 23(a)(1) was designed to prevent does not exist under the requested relief and to the extent it potentially exists, Applicants submit that there are ample protections in the proposed conditions to address potential conflicts of interest and prevent opportunities for self-dealing. For instance, on an annual basis, the Independent Directors will review the Fund’s policy allowing for payment of management and incentive fees in Shares and will confirm that such policy remains in the best interests of the Fund and its shareholders. The requested relief will also not result in a windfall to insiders because the Shares will be issued to the Adviser at the same price per Share available to other investors in the Fund at the time of issuance. The requested relief will not be used as a means for insiders to control the Fund because as a condition of the requested relief the Adviser will vote any Shares received in lieu of a cash management or incentive fee payment in the same proportion as the vote of all other shareholders that are not affiliates of the Adviser for so long as the Adviser serves as the investment adviser to the Fund.

Additionally, in order to assure that the Adviser bears the long-term benefits and risks of an investment in the Shares, the Adviser will publicly disclose its intention not to sell any Shares received in lieu of a cash management or incentive fee payment for at least 12 months from the date of issuance.

For various reasons, including tax structuring, it may be more efficient for the Adviser to assign its right to receive any Shares issued for the management or incentive fee payment to a control affiliate. Any Shares issued to a control affiliate of the Adviser will be subject to the same conditions of the requested relief as if the Shares were issued to and held by the Adviser directly. Applicants do not believe such an assignment would reduce the benefits of the requested relief to the Fund or its shareholders.

3.	The Proposed Transactions Will Be Consistent with the General Purposes, Policy and Provisions of the 1940 Act.

Applicants assert that the requested relief is consistent with the general purposes, policy and provisions of the 1940 Act. The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the findings enumerated in Section 1(b) of the 1940 Act. Section 1(b)(2) declares it against the public interest when investment companies are organized, operated, managed or their portfolio securities are selected in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. The concerns underlying the enactment of Section 23(a)(1) included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company;

[6]

Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (Oct. 14, 1999) (the “Director Interpretive Guidance”). See Section V.C.2. below for additional discussion regarding the Director Interpretive Guidance.

Page 4 of 14 Sequentially Numbered Pages (including exhibits)

(ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.7

Applicants assert that the requested relief does not raise concerns about preferential treatment of Applicant’s insiders because the Adviser will receive a class of Shares that is available for purchase by third-party investors and that will be issued at the same price per Share available to other investors in the Fund at the time of issuance. The Adviser will not receive any preferential voting, dividend or liquidity rights with respect to its Shares and will be subject to the same fees and expenses applicable to the Fund’s other shareholders in the relevant class. As discussed above, the requested relief would not become a means for insiders to obtain control of the Fund.

The requested relief will not unduly complicate the Fund’s capital structure because equity-based compensation arrangements are widely used among corporations and familiar to investors. The Fund’s registration statements, shareholder reports and proxy statements will include “plain English” disclosure on the existence of the relief, a statement that the Adviser may be compensated in Shares and/or cash and any potential risks associated with the relief.

Applicants believe the proposed arrangement does not raise dilution concerns associated with other forms of equity-based compensation, such as stock options. The Fund will offer its Shares on a continuous basis and any Shares issued to the Adviser will be based the Fund’s then-current NAV per Share, the same price per Share available to other investors in the Fund, at the time of issuance. By way of comparison, stock options holders are issued shares based on the option’s exercise price, which may be dilutive to existing shareholders if the exercise price is below a company’s current stock price.

C.	Precedent in Favor of Relief

1.	Orders for Internally Managed Closed-End Investment Companies and Business Development Companies.

The Commission has previously granted exemptive relief to allow internally managed closed-end investment companies8 and business development companies9 to issue restricted stock, and in some cases, stock options, as part of a compensation package for employees, officers and directors. In support of this relief, applicants argued that equity-based compensation is an essential component of a fund’s long-term success,

[7]	See H.R. Rep. No. 76-2639, at 8 (1940) and S. Rep. No. 76-1775, at 7 (1940).
[8]

See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998); Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005). Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to non-interested directors.

[9]

See Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016); Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan 10, 2017); Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013); Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012); Capital Southwest Corporation, Investment Company Act Release No. 29491 (Oct. 26, 2010); Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010); Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008); Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008); MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).

Page 5 of 14 Sequentially Numbered Pages (including exhibits)

allowing for alignment of a fund’s investment strategy, its stockholders’ return expectations and its employee compensation10 and emphasized the importance of reducing a fund’s cash compensation expenses to maximize its cash available for investments.11 Applicants believe the same arguments apply for an externally managed fund like the Fund, where the Adviser exercises investment discretion and oversees the Fund’s day-to-day operations, acting as the Fund’s de facto executive.

In contrast to the prior orders issued to internally managed closed-end funds and business development companies, Applicants are not seeking relief to issue restricted stock or stock options, which can raise complicated issues related to tax withholding obligations. Unlike the holder of a stock option, as a stockholder in the Fund entitled to receive dividend payments, the Adviser would have a vested interest in the Fund’s income stream and value protection.

2.	Director Interpretive Guidance.

The staff (the “Staff”) of the Commission has also recognized that benefits of allowing an investment company to align the interests of its directors with the interests of shareholders through the issuance of equity compensation. In the Director Interpretive Guidance, the Staff issued guidance stating that it would not recommend enforcement action under Section 22(g) if a fund compensates its directors with fund shares, provided that a fixed dollar value is assigned to the directors’ services prior to the time that the compensation is payable.12 The Staff noted that a closed-end fund could apply the principles summarized in the guidance in the same manner as an open-end fund. Applicants believe the same reasoning for allowing funds to compensate directors in fund shares applies in the investment adviser context.

In favor of its position, the Staff highlighted the following benefits to shareholders:

a.

enhanced fund governance by aligning the interests of a fund’s directors with the interests of its shareholders and creating a clear economic incentive for directors to protect the interests of fund shareholders;

b.	directors, as fund shareholders, are in a better position to evaluate the services the fund provides to its shareholders.

While the Director Interpretive Guidance relates to directors and not investment advisers, the Applicants believe the benefits to shareholders are similar under both scenarios.

Under the Director Interpretive Guidance, a fund may compensate its directors with fund shares so long as a fixed dollar value is assigned to the directors’ services. For example, if a fund paid its directors $50,000 a year and the fund’s net asset value per share was $25, each director would receive 2,000 shares. Under the requested relief, the Adviser’s compensation is not a fixed dollar amount (in that the dollar amount of fees will not be the same every quarter), but is nonetheless readily ascertainable as it is a dollar amount calculated in accordance with the Advisory Agreement.

VI.	CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act.

[10]	See, e.g., Capital Southwest Corporation, Investment Company Act Release No. 29491 (Oct. 26, 2010) at 5.
[11]	See, e.g., Hercules Capital, Inc., Investment Company Act Release No. 33360 (Jan. 30, 2019).
[12]	Investment Company Act Release No. 24083, 64 Fed. Reg. 59877, 59884 (Oct. 14, 1999).

Page 6 of 14 Sequentially Numbered Pages (including exhibits)

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.

The number of Shares issued as compensation to the Adviser will be determined based on the dollar amount of fees owed as calculated in accordance with the Advisory Agreement, divided by the Fund’s then-current NAV per Share at the time of issuance.

2.	The Shares will be issued to the Adviser at the same price per Share available to other investors in the Fund at the time of issuance.

3.

Any Shares received by the Adviser in lieu of a cash management or incentive fee will have the same rights and obligations as Shares of the same class issued to other investors in the Fund. The Adviser will not receive preferential voting, dividend or liquidity rights with respect to its Shares and will be subject to the same fees and expenses applicable to the Fund’s other shareholders in the relevant class.

4.

The Shares held by the Adviser will have the same opportunity to participate in any of the Fund’s periodic tender or repurchase offers available to the Fund’s other shareholders and will be subject to the same limitations applicable to such offers.

5.

The Adviser will vote any Shares received in lieu of a cash management or incentive fee payment in the same proportion as the vote of all other shareholders that are not affiliated with the Adviser for so long as the Adviser serves as the investment adviser to the Fund.

6.

On an annual basis, the Independent Directors will review the Fund’s policy allowing for payment of management and incentive fees in Shares and will confirm that such policy remains in the best interests of the Fund and its shareholders.

7.

The Fund will disclose in its registration statements, shareholder reports and proxy statements that the Adviser may be compensated in Shares and/or cash in reliance on the relief and any potential risks associated with the relief.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

Jason Carss, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street

New York, NY 10019

Applicants further state that all written or oral communications concerning this Application should be directed to:

Rajib Chanda, Esq.

Benjamin Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

(202) 636-5500

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Page 7 of 14 Sequentially Numbered Pages (including exhibits)

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VIII.	CONCLUSION AND SIGNATURES

Based on the facts, analysis and conditions described in the Application, the Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting relief from Section 23(a)(1) to extent necessary to allow the Fund to pay the Adviser base management and incentive fees in Shares.

Page 8 of 14 Sequentially Numbered Pages (including exhibits)

The Applicants have caused this Application to be duly signed on their behalf on the 19th day of February, 2020.

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person

KKR KREST FUND INC.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Director

Page 9 of 14 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-2	Certifications
Exhibits B-1 through B-2	Verifications

Page 10 of 14 Sequentially Numbered Pages (including exhibits)

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is an authorized person of Kohlberg Kravis Roberts & Co. L.P. (the “Company”); that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Company have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person
Date:	February 19, 2020

Page 11 of 14 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the sole director of KKR KREST Fund Inc. (the “Fund”) and that, with respect to the attached application for exemption from the provisions of Section 23(a)(1) of the Investment Company Act of 1940, as amended, and any amendments thereto (such application along with any amendments, the “Application”), the person signing and filing the Application on behalf of the Fund is fully authorized to do so pursuant to the general authority vested in him by the Articles of Incorporation and Bylaws of the Fund.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Director
Date:	February 19, 2020

Page 12 of 14 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached application, dated February 19, 2020, for and on behalf of Kohlberg Kravis Roberts & Co. L.P. (the “Company”); that he is authorized to execute the attached application on behalf of the Company; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person
Date:	February 19, 2020

Page 13 of 14 Sequentially Numbered Pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached application, dated February 19, 2020, for and on behalf of KKR KREST Fund Inc. (the “Fund”); that he is authorized to execute the attached application on behalf of the Fund; and that all action taken by persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Director
Date:	February 19, 2020

Page 14 of 14 Sequentially Numbered Pages (including exhibits)